SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from_______________ to ________________

Commission file number 1-7819

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

ANALOG DEVICES, INC.

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

One Technology Way
Norwood, Massachusetts 02062-9106

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
SIGNATURES
Ex-23.1 Consent of Ind. Registered Public Acc Firm

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN

Financial Statements

•	Audited Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002.

•	Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002.

Supplemental Schedule

•	Schedule H-Line 4i — Schedule of Assets (Held at End of Year)

Exhibits

•	Consent of Independent Registered Public Accounting Firm, filed herewith.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Administration Committee and Participants
Analog Devices, Inc.
The Investment Partnership Plan

We have audited the accompanying statements of net assets available for benefits of Analog Devices, Inc. The Investment Partnership Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts April 12, 2004

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

ASSETS	2003	2002
Investments, at fair value	$654,423,308	$465,303,388
Accrued interest and dividends	233,660	178,603
Contributions receivable	1,078,634	586,707
Participant loans receivable	8,554,700	8,677,811

Total assets	664,290,302	474,746,509

LIABILITIES
Payables – Pending investment transactions	(431,180)	(682,291)

Net assets available for benefits	$663,859,122	$474,064,218

See accompanying notes.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2003 and 2002

	2003	2002
Investment income (loss):
Interest income	$458,062	$756,662
Net appreciation (depreciation) in fair value of investments	165,242,968	(151,692,973)
Dividend income and capital gains distributions	5,766,251	5,235,525

Net investment income (loss)	171,467,281	(145,700,786)
Contributions:
Employer	21,245,921	20,999,276
Employee	24,190,194	24,423,999

Total contributions	45,436,115	45,423,275
Participant withdrawals	(27,108,492)	(33,021,735)

Net increase (decrease) in net assets available for benefits	189,794,904	(133,299,246)
Net assets available for benefits at beginning of year	474,064,218	607,363,464

Net assets available for benefits at end of year	$663,859,122	$474,064,218

See accompanying notes.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003 and 2002

A. Description of Plan

The following description of the Analog Devices, Inc. (the “Company”) The Investment Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General. The Plan is a contributory defined contribution plan sponsored and administered by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2. Eligibility. Effective January 1, 2003 domestic employees of the Company are eligible to participate in the Plan on the first day of employment. The Company contributions are effective on the first day following one year of service. For eligibility purposes, a year of service is a 12-month period during which an employee completes at least 1,000 hours of service.

3. Contributions. The Company makes an annual basic contribution to the Plan equal to 5% of each participant’s total eligible compensation. The Internal Revenue Service defined total eligible compensation as an amount not to exceed $200,000 for 2003 and 2002. For 2004, this amount will increase to $205,000. The Company also matches each participant’s pre-tax contribution, if any, by contributing an amount not to exceed 3% (for all participants, except those eligible to participate in the Deferred Compensation Plan) of such participant’s total eligible compensation. A participant may voluntarily contribute to the Plan up to 50% of his or her pre-tax total eligible compensation; however, pre-tax contributions could not exceed $12,000 in 2003 and $11,000 in 2002. This amount will increase to $13,000 for 2004.

Effective January 1, 2003, the Plan was amended such that basic contributions will be made at sole discretion of the Company. For 2003 the Company decided to make the annual basic contribution at 5% of each participant’s total eligible compensation.

Company contributions, participants’ pre-tax contributions and the net investment income related to all contributions are excluded from the participants’ income for federal income tax purposes until such amounts are withdrawn or distributed.

4.	Investment Options. The investment options of the Plan are listed below.

Income Fund
Fidelity Equity Income Fund
Fidelity Magellan Fund
Fidelity Growth Company Fund
Analog Devices, Inc. Common Stock Fund
Fidelity U.S. Bond Index Fund

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Fidelity Growth & Income Portfolio
Fidelity U.S. Equity Index Commingled Pool
Fidelity Low-Priced Stock Fund
Templeton Foreign Fund I
Fidelity Freedom Income Fund
Fidelity Freedom 2000 Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2040 Fund

Additionally, participants have the option to invest vested assets in Fidelity and non-Fidelity funds, which are not offered in the Plan, through a self-directed brokerage service that allows participants access to a wide variety of stocks, bonds, short-term securities and mutual funds.

5. Vesting. Employee contributions are immediately 100% vested and nonforfeitable at the time they are deducted from the participants’ compensation. Investment income on employee contributions vests as earned. Company match contributions made thereon and investment earnings become 100% vested after three years of service. Company contributions (both basic and pre-2002 match) and investment earnings thereon become fully vested upon the first to occur of (i) completion of five years of service with the Company, (ii) after reaching age 65 or (iii) upon death or permanent disability while employed by the Company.

6. Benefits. Upon normal retirement at age 65, death, permanent disability or termination of employment, the participant’s vested benefits are paid to the participant or his or her beneficiary, at the election of the participant, either in a lump sum or in monthly installments over a period of up to ten years. A participant may elect to defer payment of his or her account until he or she attains age 70 1/2. However, if a participant’s vested benefits are less than $5,000 for 2003 and 2002, upon termination of employment, distribution will be made in the form of a lump-sum payment within one year following termination of employment. Participants may request an in-service withdrawal for any reason after he or she attains age 59 1/2.

7. Loans. Participants may borrow the lesser of 50% of their vested account balance or $50,000, as defined by the Plan. Participants repay loans plus interest to their accounts through payroll deductions generally over a five-year period unless for the purchase of a primary residence, in which case the repayment period may be extended up to twenty years. The interest rate on loans, which is announced quarterly, is tied to the interest rate of Treasury Bonds with 3- and 10-year maturities. Once determined, the interest rate is fixed for the duration of the loan.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

8. Accounting. A separate account is maintained for each participant. Account balances are adjusted periodically for employee and Company contributions, withdrawals and a pro rata share of net investment income (loss). Forfeitures that arise when participants terminate employment with the Company prior to vesting are used to offset future Company contributions and administrative expenses of the Plan. If an employee who had terminated after December 31, 1984 returns to the employment of the Company within five years, any amount that had been forfeited will be reinstated by the Company.

All transactions of the Plan (including contributions, withdrawals and exchanges) have been accounted for and reported using units as well as dollars. Net investment income (loss) in each fund is allocated based on the shares or units in each participant’s account, except for the Self-Directed Brokerage Service, whereby earnings are recorded on a transaction specific basis.

9. Investment allocation. The vested and nonvested share of a participant’s account balance is invested in one or more of the funds depending upon the allocation instructions of the participant. In the absence of such allocation instructions, all amounts accruing to the participant are invested in the Income Fund.

10. Continuation of the Plan. While the Company has not expressed any intent to terminate the Plan or suspend contributions, it is free to do so at any time. In the event of such termination or suspension, each participant would have a nonforfeitable right to all monies in his or her account.

B.	Summary of Significant Accounting Policies

1. Basis of presentation. The accompanying financial statements have been prepared on an accrual basis of accounting.

2. Investments. Investments are valued at quoted market prices. Participant loans are valued at their outstanding carrying balance, which approximates fair value.

3. Contributions. Contributions from employees are recorded when the Company makes payroll deductions from plan participants. Company contributions are accrued at the end of the period in which they become obligations of the Company based upon the terms of the Plan.

4. Investment income (loss). Net investment income (loss) consists of interest income, dividends and capital gain/loss distributions from the money market and mutual funds, realized gains or losses on sales of investments and the change in net unrealized appreciation (depreciation) between the cost and market value of investments at the beginning and end of the period.

All interest, dividends and capital gains distributions are reinvested in the respective funds and are recorded as earned on an accrual basis.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

5. Income tax status. The Plan has received a determination letter from the Internal Revenue Service dated May 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, that the Plan is qualified and the related trust is tax exempt.

6. Administrative expenses. For the years ended December 31, 2003 and 2002, the Company elected to pay the administrative expenses of the Plan.

7. Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

8. Risk and Uncertainties. The Plan and its participants invest in various securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

C.	Trustee and Plan Recordkeeper

Fidelity Management Trust Company and Fidelity Institutional Retirement Services Company serve as trustee and recordkeeper, respectively, to the Plan.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

D.	Investments

The following investments represent 5 percent or more of the Plan’s net assets.

	December 31,
	2003	2002
Analog Devices, Inc. Common Stock	$211,390,497	$113,868,350
Fidelity Institutional Cash Portfolios-U.S. Government Portfolio	112,372,314	111,189,657
Fidelity Magellan Fund	55,146,220	42,801,356
Fidelity Equity Income Fund	39,344,041	28,432,001
Fidelity Institutional Cash Portfolios-Money Market Portfolio	—	29,205,469
Fidelity Growth Company Fund	40,162,339	25,721,692

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended
	December 31,
	2003	2002
Common stock	$116,374,355	$(104,504,606)
Mutual funds	48,688,069	(46,928,010)
Bonds	(4,826)	(210,458)
Others	185,370	(49,899)

Net appreciation (depreciation) in fair value of investments	$165,242,968	$(151,692,973)

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2003

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
EIN NO: 04-2348234 PLAN NO: 003
SCHED. H-LN 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

		Current
	Shares	Value
Description of Investment:
Fidelity (1) Institutional Cash Portfolios - U.S. Government Portfolio	112,372,314	$112,372,314
Fidelity (1) Institutional Cash Portfolios — Money Market Portfolio	28,136,881	28,136,881
Fidelity (1) Magellan Fund	564,213	55,146,220
Fidelity (1) Equity Income Fund	790,835	39,344,041
Fidelity (1) Growth Company Fund	802,123	40,162,339
Fidelity (1) U.S. Bond Index Fund	1,640,895	18,361,610
Fidelity (1) Low-Priced Stock Fund	811,124	28,373,119
Fidelity (1) Growth & Income Portfolio	374,798	13,354,058
Fidelity (1) U.S. Equity Index Commingled Pool	308,856	10,430,073
Fidelity (1) Freedom Income Fund	194,491	2,156,903
Fidelity (1) Freedom 2000 Fund	176,067	2,074,071
Fidelity (1) Freedom 2010 Fund	571,634	7,442,678
Fidelity (1) Freedom 2020 Fund	561,519	7,310,982
Fidelity (1) Freedom 2030 Fund	799,384	10,352,028
Fidelity (1) Freedom 2040 Fund	142,053	1,073,921
Templeton Foreign Fund I	1,042,993	11,097,441
Analog Devices, Inc. (1) Common Stock	4,630,679	211,390,497
Participants Self-Directed Brokerage Accounts		55,844,132

		$654,423,308

Participant Loans Receivable (1)(2)		$8,554,700

(1)	Indicates party-in-interest to the Plan.

(2)	The loan account at December 31, 2003 bears interest at rates ranging from 3.5% to 11.96% with terms ranging from 1 to 20 years.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
(the Plan)

	By:	/s/Joseph E. McDonough

Joseph E. McDonough
Vice President-Finance and Chief Financial Officer of Analog Devices, Inc. and Member of The Investment Partnership Plan Administration Committee

June 14, 2004